

May 11, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

RE:    Themes ETF Trust
       Issuer CIK:        0001976322
       Issuer File Number:      333-271700/811-23872
       Form Type:       8-A12B
       Filing Date:     May 11, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Leverage Shares 2X Long AAOI Daily ETF, Leverage Shares 2X Long AMAT Daily ETF, Leverage Shares 2X Long CAT Daily ETF, Leverage Shares 2X Long CIEN Daily ETF, Leverage Shares 2X Long COHR Daily ETF, Leverage Shares 2X Long ETN Daily ETF, Leverage Shares 2X Long HON Daily ETF, Leverage Shares 2X Long SNDK Daily ETF and Leverage Shares 2X Long STX Daily ETF under the Exchange Act of 1934.

Sincerely,

*Bianca Stodden*

Bianca Stodden
Senior Analyst, Listing Qualifications